FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP
OF SECURITIES

Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(f)
of the Investment Company Act of 1940
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(Print or Type Responses)

1.	Name and Address of Reporting Person*

Huesers Duane A.

(Last) (First) (Middle)

One Coldwater Creek Drive

(Street)

Sandpoint ID 83864

(City) (State) (Zip)

2.	Date of Event Requiring Statement (Month/Day/Year)

08/27/02

3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.	Issuer Name and Ticker or Trading Symbol

Coldwater Creek Inc. (CWTR)

5.	Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner ☒ Officer (give title below) ☐ Other (specify below) Vice President of Finance

6.	If Amendment, Date of Original (Month/Day/Year)

7.	Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)

2.	Amount of Securities Beneficially Owned (Instr. 4)

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

4.	Nature of Indirect Beneficial Ownership (Instr. 5)

(Over)

FORM 3 (continued) Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)

2.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable	Expiration Date

3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)

	Title	Amount or Number of Shares

4.	Conversion or Exercise Price of Derivative Security

5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)

6.	Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

No securities are beneficially owned as of the date of the filing of this Form 3.

/s/ DUANE A. HUESERS	08/27/02
**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If this form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.